Exhibit 99.1

SIXTH AMENDMENT TO CREDIT AGREEMENT

This SIXTH AMENDMENT TO CREDIT AGREEMENT (this “Agreement”), dated as of November 29, 2013, is entered into by and among FLEETMATICS GROUP PUBLIC LIMITED COMPANY, an Irish company limited by shares (“Irish Holdings”), FLEETMATICS GROUP LIMITED, an Irish company limited by shares (“Irish Group”), FLEETMATICS USA GROUP HOLDINGS, INC., a Delaware corporation (“Holdings”), FLEETMATICS USA HOLDINGS, INC., a Delaware corporation (“Parent”), FLEETMATICS (UK) LIMITED, a private limited company incorporated and registered under the laws of England and Wales (“FleetMatics UK”), FLEETMATICS IRL LIMITED, an Irish company limited by shares (“FleetMatics Ireland”), FLEETMATICS PATENTS LIMITED, an Irish company limited by shares (“FleetMatics Patents”), SAGEQUEST LLC, an Ohio limited liability company (“SageQuest”), and FLEETMATICS USA, LLC, a Delaware limited liability company (“Borrower”), and WELLS FARGO CAPITAL FINANCE, LLC, a Delaware limited liability company, as administrative agent (in such capacity, “Agent”) for the Lenders (as defined below).

RECITALS

WHEREAS, Irish Holdings, Irish Group, Holdings, Parent, FleetMatics UK, FleetMatics Ireland, FleetMatics Patents, SageQuest, Borrower, the lenders party thereto from time to time (the “Lenders”) and Agent, are parties to that certain Credit Agreement dated as of May 10, 2012 (as the same may be modified, supplemented or amended from time to time, the “Credit Agreement”), pursuant to which the Lenders have made certain loans and financial accommodations available to Borrower. Terms used herein without definition shall have the meanings ascribed to them in the Credit Agreement.

WHEREAS, Borrower and the other Loan Parties have requested that Agent and Lenders amend the Credit Agreement, which Agent and Lenders are willing to do pursuant to the terms and conditions set forth herein.

WHEREAS, Borrower and Loan Parties are entering into this Agreement with the understanding and agreement that, except as specifically provided herein, none of the Agent’s or the Lenders’ rights or remedies as set forth in the Credit Agreement are being modified or waived by the terms of this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Prepayment of Term Loans. It is acknowledged and agreed that as of the date hereof (i) the amount of Term Loans outstanding is $23,750,000 and (ii) such outstanding Term Loans are being repaid in full with Revolving Loans and the amount of Term Loans outstanding after giving effect to such repayment is zero.

Amendments to Credit Agreement.

Section 2.1(a)(ii) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) such Lender’s Pro Rata Share of an amount equal to (1) the Maximum Revolver Amount less (2) the sum of (y) the Letter of Credit Usage at such time, plus (z) the principal amount of Swing Loans outstanding at such time.”

Section 2.1(c) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Anything to the contrary in this Section 2.1 notwithstanding, Agent shall have the right (but not the obligation) to establish Bank Product Reserves from time to time against the Maximum Revolver Amount.”

Section 2.4(e)(i) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(i) Overadvance. If, at any time, the Revolver Usage on such date exceeds the Maximum Revolver Amount as of such date, then Borrower shall promptly, but in any event, within 1 Business Day prepay the Obligations in accordance with Section 2.4(f)(i) in an amount equal to the amount of such excess.”

Section 2.10(b) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Unused Line Fee. Borrower shall pay to Agent, for the ratable account of the Revolving Lenders, on the first day of each month, from and after the Closing Date up to the first day of the month prior to the date on which the Obligations are paid in full and on the date on which the Obligations are paid in full, an unused line fee (the “Unused Line Fee”) in an amount equal to .25% times the result of (i) the aggregate amount of the Revolver Commitments, less (ii) the average amount of the Revolver Usage during the immediately preceding month (or portion thereof).”

Section 2.11(b) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Issuing Lender shall have no obligation to issue a Letter of Credit or a Reimbursement Undertaking in respect of an Underlying Letter of Credit, in either case, if any of the following would result after giving effect to the requested issuance:

(i) the Letter of Credit Usage would exceed $5,000,000, or

(ii) the Letter of Credit Usage would exceed the Maximum Revolver Amount less the outstanding amount of Revolving Loans (including Swing Loans).”

Section 7 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(a) Liquidity. Have Liquidity, measured on a quarter-end basis, of not less than $10,000,000 or greater.

(b) Leverage Ratio. Have a Leverage Ratio, measured on a quarter-end basis, of not greater than 2.50 to 1.00.”

Exhibit C-2 of the Credit Agreement is hereby deleted in its entirety.

The following definitions listed in Schedule 1.1 to the Credit Agreement are hereby deleted in their entirety: “Credit Amount”, “Credit Amount Certificate”, “First Anniversary Date”, “Second Anniversary Date” and “TTM Recurring Revenue”.

The definition of “Applicable Margin” in Schedule 1.1 to the Credit Agreement is hereby amended and restated in its entirety as follows:

“Applicable Margin” means (a) in the case of a Base Rate Loan, 1.00 percentage points (the “Base Rate Margin”), and (b) in the case of a LIBOR Rate Loan, 2.00 percentage points (the “LIBOR Rate Margin”).

The definition of “Base Rate” in Schedule 1.1 to the Credit Agreement is hereby amended and restated in its entirety as follows:

“Base Rate” means the greatest of (a) the Federal Funds Rate plus  1⁄2%, (b) the LIBOR Rate (which rate shall be calculated based upon an Interest Period of 1 month and shall be determined on a daily basis), plus 1 percentage point, and (c) the rate of interest announced, from time to time, within Wells Fargo at its principal office in San Francisco as its “prime rate”, with the understanding that the “prime rate” is one of Wells Fargo’s base rates (not necessarily the lowest of such rates) and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto and is evidenced by the recording thereof after its announcement in such internal publications as Wells Fargo may designate.

The definition of “Libor Rate” in Schedule 1.1 to the Credit Agreement is hereby amended and restated in its entirety as follows:

“LIBOR Rate” means the rate per annum rate appearing on Macro*World’s (www.mworld.com; the “Service”) Page BBA LIBOR - USD (or on any successor or substitute page of such Service, or any successor to or substitute for such Service) 2 Business Days prior to the commencement of the requested Interest Period, for a term, and in an amount, comparable to the Interest Period and the amount of the LIBOR Rate Loan requested (whether as an initial LIBOR Rate Loan or as a continuation of a LIBOR Rate Loan or as a conversion of a Base Rate Loan to a LIBOR Rate Loan) by Borrower in accordance with the Agreement (and, if any such rate is below zero, the LIBOR Rate shall be deemed to be zero), which determination shall be made by Agent and shall be conclusive in the absence of manifest error.

The definition of “Maximum Revolver Amount” in Schedule 1.1 to the Credit Agreement is hereby amended and restated in its entirety as follows:

“Maximum Revolver Amount” means $50,000,000, as decreased by the amount of reductions in the Revolver Commitments made in accordance with Section 2.4(c) of the Agreement and the aggregate amount of reserves, if any, established by Agent under Section 2.1(c) of the Agreement.

Effective as of November 1, 2013, paragraphs (a) through (e) of Schedule 5.1 of the Credit Agreement are hereby replaced with the following:

“as soon as available, but in any event immediately upon the filing of a Quarterly Report on Form 10-Q with the SEC after the end of each fiscal quarter during each of Irish Holdings’ fiscal years,	(a)	an unaudited consolidated and consolidating balance sheet, income statement, statement of cash flow, and statement of shareholder’s equity covering Irish Holdings’ and its Subsidiaries’ operations during such period and compared to the prior period and plan, together with a corresponding discussion and analysis of results from management, and
	(b)	a Compliance Certificate along with the underlying calculations, including the calculations to arrive at EBITDA to the extent applicable.

as soon as available, but in any event immediately upon the filing of an Annual Report on Form 10-K with the SEC after the end of each of Irish Holdings’ fiscal years,	(c)	consolidated and consolidating financial statements of Irish Holdings and its Subsidiaries for each such fiscal year, unaudited in the case of the consolidating financial statements and audited in the case of the consolidated financial statements, by independent certified public accountants reasonably acceptable to Agent and certified, without any qualifications (including any (A) “going concern” or like qualification or exception, (B) qualification or exception as to the scope of such audit, or (C) qualification which relates to the treatment or classification of any item and which, as a condition to the removal of such qualification, would require an adjustment to such item, the effect of which would be to cause any noncompliance with the provisions of Section 7 of the Agreement), by such accountants to have been prepared in accordance with GAAP (such audited financial statements to include a balance sheet, income statement, statement of cash flow, and statement of shareholder’s equity, and, if prepared, such accountants’ letter to management),
	(d)	a Compliance Certificate along with the underlying calculations, including the calculations to arrive at EBITDA to the extent applicable, and
	(e)	a detailed calculation of Excess Cash Flow.”

Effective as of November 1, 2013, paragraphs (a) through (f) of Schedule 5.2 of the Credit Agreement are hereby replaced with the following:

“Monthly (not later than the 30th following the end of each month)	(a)	a report summarizing (i) Total Recurring Revenue for the prior month, (ii) Total Recurring Revenue for the trailing twelve month period, (iii) the number of vehicle tracking units installed during the prior month, (iv) the number of vehicle tracking units installed during the trailing twelve month period, and (v) the total number of vehicle tracking units currently installed, and
	(b)	a detailed report regarding Irish Holdings’ and its Subsidiaries’ cash and Cash Equivalents, including an indication of which accounts constitute Qualified Cash.
as soon as available, but in any event immediately upon the filing of a Form 10-Q with the SEC after the end of each fiscal quarter during each of Irish Holdings’ fiscal years,	(c)	attrition data for the prior fiscal quarter and trailing twelve month period consistent with what was previously provided, and
	(d)	a report regarding Irish Holdings’ and its Subsidiaries’ accrued, but unpaid taxes, including but not limited to a detailed report regarding deemed dividend tax liability, if applicable.”

2. This Agreement shall not become effective until all of the following conditions precedent shall have been satisfied in the sole discretion of Agent or waived by Agent:

(a) Agreement. Agent shall have received this Agreement fully executed in a sufficient number of counterparts for distribution to all parties.

Representations and Warranties. The representations and warranties set forth herein and in the Credit Agreement (as amended or modified hereby) must be true and correct (other than any such representations or warranties that, by their terms, are specifically made as of a date other than the date hereof).

Representations and Warranties. Borrower and each other Loan Party represents and warrants as follows:

Authority. Borrower and each other Loan Party has the requisite corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and under the Loan Documents (as amended or modified hereby) to which it is a party. The execution, delivery and performance by Borrower and each other Loan Party of this Agreement have been duly approved by all necessary corporate action, have received all necessary governmental approval, if any, and do not contravene any law or any contractual restriction binding on Borrower and each other Loan Party. No other corporate proceedings are necessary to consummate such transactions.

Enforceability. This Agreement has been duly executed and delivered by Borrower and each of the other Loan Parties. This Agreement and each Loan Document to which Borrower or any other Loan Party is a party (as amended or modified hereby) is the legal, valid and binding obligation of Borrower and each other Loan Party enforceable against Borrower and each other Loan Party in accordance with its terms; except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally, and is in full force and effect.

Representations and Warranties. The representations and warranties contained in each Loan Document (as amended or modified hereby) are correct in all material respects on and as of the date hereof as though made on and as of the date hereof (other than any such representations or warranties that, by their terms, are specifically made as of a date other than the date hereof).

No Default. No event has occurred and is continuing that constitutes a Default or Event of Default, other than the Events of Default explicitly waived pursuant to Sections 1(a) and 1(b) above.

SageQuest Merger. The Borrower hereby provides notice to the Agent pursuant to Section 6.3(a) that it intends to merge SageQuest with and into the Borrower whereby the Borrower shall be the surviving entity on or prior to June 30, 2014.

Choice of Law. The validity of this Agreement, the construction, interpretation, and enforcement hereof, and the rights of the parties hereto with respect to all matters arising hereunder or related hereto shall be determined under, governed by, and construed in accordance with the laws of the Commonwealth of Massachusetts.

Counterparts. This Agreement may be executed in any number of counterparts and by different parties and separate counterparts, each of which when so executed and delivered, shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by telefacsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

Ratification. Each of Borrower and each other Loan Party hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement, as amended hereby, and the Loan Documents effective as of the date hereof.

Reaffirmation. Each of the Loan Parties signatory hereto hereby consents to this Amendment and the transactions contemplated herein and hereby confirms and reaffirms all of its obligations under its respective guarantees, pledges and grants of security interests, as applicable, under and subject to the terms of the Loan Documents to which it is a party, and agrees that, notwithstanding the effectiveness of this Amendment, such guarantees, pledges and grants of security interests shall continue to be in full force and effect.

Estoppel. To induce Agent to enter into this Agreement and to induce Agent and Lenders to continue to make advances to Borrower under the Credit Agreement, each of Borrower and each other Loan Party hereby acknowledges and agrees that, after giving effect to this Agreement, as of the date hereof, there exists no right of offset, defense, counterclaim or objection in favor of any Borrower as against Agent or any Lender with respect to the Obligations.

Integration. This Agreement, together with the other Loan Documents, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof.

Severability. In case any provision in this Agreement shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Agreement and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Submission of Agreement. The submission of this Agreement to the parties or their agents or attorneys for review or signature does not constitute a commitment by Agent or any Lender to waive any of their respective rights and remedies under the Loan Documents, and this Agreement shall have no binding force or effect, until all of the conditions to the effectiveness of this Agreement have been satisfied as set forth herein.

[Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties have entered into this Agreement as of the date first above written.

FLEETMATICS USA, LLC,
a Delaware Limited Liability Company

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Vice President and Chief Financial Officer

FLEETMATICS USA GROUP HOLDINGS, INC., a Delaware corporation

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Chief Financial Officer

FLEETMATICS USA HOLDINGS, INC., a Delaware corporation

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Chief Financial Officer

SAGEQUEST LLC, an Ohio limited liability company

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Vice President and Chief Financial Officer

FLEETMATICS IRL LIMITED,
an Irish company limited by shares

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Chief Financial Officer

In the presence of:

(Witness Signatures)

By:	/s/ Sharon Levine

Name:	Sharon Levine

Witness Address:	20 Rowes Wharf Apt 402
Boston, MA 02110

Witness Occupation:	Attorney

FLEETMATICS PATENTS LIMITED,
an Irish company limited by shares

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Chief Financial Officer

In the presence of:

(Witness Signatures)

By:	/s/ Sharon Levine

Name:	Sharon Levine

Witness Address:	20 Rowes Wharf Apt 402
Boston, MA 02110

Witness Occupation:	Attorney

FLEETMATICS GROUP LIMITED,
an Irish company limited by shares

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Director, Chief Financial Officer

In the presence of:

(Witness Signatures)

By:	/s/ Sharon Levine

Name:	Sharon Levine

Witness Address:	20 Rowes Wharf Apt 402
Boston, MA 02110

Witness Occupation:	Attorney

FLEETMATICS GROUP PUBLIC LIMITED COMPANY,
an Irish company limited by shares

By:	/s/ James Travers

Name:	James Travers
Title:	Director, Chairman and Chief Executive Officer

In the presence of:

(Witness Signatures)

By:	/s/ Anna Agranov

Name:	Anna Agranov

Witness Address:	320 Commonwealth Ave.
Concord, MA 01742

Witness Occupation:	Attorney

FLEETMATICS (UK) LIMITED,
a private limited company incorporated and registered under the laws of England and Wales

By:	/s/ Stephen Lifshatz

Name:	Stephen Lifshatz
Title:	Director, Chief Financial Officer

WELLS FARGO CAPITAL FINANCE, LLC, as Agent and as a Lender

By:	/s/ Matthew Maclay

Name:	Matthew Maclay
Title:	Director